

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Frank Guarino
Chief Financial Officer
(Principal Financial Officer)
Inergetics, Inc.
205 Robin Road, Suite 222
Paramus, NJ 07652

> **Re: Inergetics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File Number: 000-03338**

Dear Mr. Guarino:

We have completed our review of your Form 10-K and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief